UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d)-16 of the Securities Exchange Act of 1934

Date of Report: September 18, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of Incorporation or Organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

(Address of principal executive offices, including zip code)

Marc Fogassa

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

Telephone: (888) 412-0210

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, E-mail and/or Facsimile number and Address, of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F

☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Stock, par value $0.001 per share

(Title of Class)

Appointment of New Chief Financial Officer

On September 18, 2024, the Board of Directors (the “Board”) of Jupiter Gold Corporation (the “Company’) appointed Rodrigo Nazareth Menck, age 49, as the Company’s new Chief Financial Officer (“CFO”), Principal Accounting Officer (“Controller”), and Treasurer, effective immediately. In his role as CFO, Controller, and Treasurer, Mr. Menck replaces Mr. Marc Fogassa, who continues to serve as the Company’s Chairman and Chief Executive Officer.

Mr. Menck is currently a director of Atlas Lithium Corporation (“Atlas Lithium”), one of the Company’s largest shareholders. Since September 2023 he has been an advisor to Atlas Lithium covering a range of topics, including operational readiness and interface with institutional investors. Previously, from January 2023 to July 2023, Mr. Menck was the Chief Financial Officer of Sigma Lithium Corp., a Canadian publicly listed company (“Sigma”). During his tenure at Sigma, he successfully contributed to listing Sigma’s Brazilian Depository Receipts on the Brazilian Stock Exchange, B3.

Between February 2019 and July 2022, Mr. Menck held the position of Senior Vice President of Finance & Group CFO at Nexa Resources SA, a NYSE & TSX listed company, controlled by the traditional Brazilian group Votorantim. From April 2016 to January 2019, he was the Global Treasurer at Nexa Resources, responsible for the debt restructuring of the company, as well as acting as the principal managing officer for its initial public offering, which was successfully concluded in October 2017.

From January 2011 to March 2016, Mr. Menck was an Investment Director at the Odebrecht group in Brazil, responsible for the structuring of project finance transactions of road concessions throughout Latin America, especially in Peru, Colombia and Panama. He was also responsible for the structuring of multilateral agency financing for landmark public constructions in countries such as Argentina, Paraguay and the Dominican Republic.

From May 2008 to January 2011 Mr. Menck held positions at Braskem SA, a large Brazilian petrochemical company, initially as Debt Manager, from May 2008 to May 2010, and then as Corporate Finance & Shared Services Director, during which was responsible for several capital market transactions, such as bond issuances, local securitization funds structuring and day-to-day debt restructuring.

Prior to that, from January 1996 to May 2008, Mr. Menck had a 12-year career in several Brazilian and international banks based in Brazil, such as BankBoston, Banco Francês e Brasileiro, WestLB, Citibank and BNP Paribas, holding several different positions such as Trader, Trade Finance Manager, Securitization Officer, Product Manager, DCM & Export Finance Structurer and Relationship Manager, while covering a variety of clients in a diverse range of segments in Brazil.

He has a degree in Business Administration, and an MBA in Economics of the Financial Sector, both from the University of São Paulo in Brazil. Mr. Menck is fluent in Portuguese, English and Spanish and is a Certified CFO by the Brazilian Institute of Financial Executives in Brazil.

Except as disclosed herein, there are no other arrangements or understandings between Mr. Menck and any other person pursuant to which he was selected as an officer, and Mr. Menck is not a participant in any other related party transaction required to be reported pursuant to Item 404(a) of Regulation S-K. There are no family relationships between Mr. Menck and any director or officer of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JUPITER GOLD CORPORATION

Dated: September 18, 2024	By:	/s/ Marc Fogassa
	Name:	Marc Fogassa
	Title:	Chief Executive Officer